2008 Annual Report

PINNACLE WEST CAPITAL CORPORATION


09010572

Simple
and Online

SYSTEM ON

Received SEC

APR 0 8 2009

Washington, DC 20549

USE APS' ONLINE ENERGY ANALYZER TO SAVE ON ELECTRICITY.

FOR MORE ENERGY-SAVING TIPS VISIT APS.COM.

THE POWER of EFFICIENCY

Getting more out of every day,
every dollar and every megawatt.



THIS ANNUAL REPORT CONTAINS 35 PERCENT RECYCLED PAPER
PROCESSED CHLORINE FREE.

THE POWER OF EFFICIENCY

2008

SEC Mail Processing
Section

APR - 8 2009

Washington, DC
110

EFFICIENCY: IT'S A WAY OF LIFE + At Pinnacle West, efficiency isn't a corporate buzzword, it's a way of life. We stress efficiency throughout our operations and are constantly striving to get more out of every day, every dollar and every megawatt. The interactive dial on the cover displays a few simple ways our electricity customers can join in and make their homes and businesses more energy efficient. To find many more energy-saving tips and additional information about our company, visit our online Annual Report at www.thepowerofefficiency.com.

PINNACLE WEST IS A PHOENIX-BASED COMPANY WITH CONSOLIDATED ASSETS OF ABOUT $12 BILLION. THROUGH OUR SUBSIDIARIES, WE GENERATE, SELL AND DELIVER ELECTRICITY AND SELL ENERGY-RELATED PRODUCTS AND SERVICES IN THE WESTERN UNITED STATES. WE ALSO DEVELOP RESIDENTIAL, COMMERCIAL AND INDUSTRIAL REAL ESTATE PROJECTS.

To Our Shareholders

On August 28, 2008, the worst thunderstorm in a generation ripped through metropolitan Phoenix, toppling 150 power poles and cutting off power to 80,000 APS customers. As the storm clouds rolled in, our dedicated, hard-working employees responded both quickly and effectively. Everyone called upon in this emergency, including linemen, dispatchers, vegetation crews, support personnel and managers worked around the clock and restored power to virtually all customers before the end of the Labor Day weekend.

The combined effort was efficient, impressive and often heroic. Over the years, Arizonans have come to expect this superb level of performance from our workforce. The storm response proved the validity of our processes and systems as well as the dedication of our people. Our information technology infrastructure showed its worth as our network carried critical information to the linemen in their service trucks, pinpointing outages and prioritizing repairs to benefit the largest number of customers.

It was a proud moment that again proved your company is well-run and expertly operated.

THE ECONOMIC STORM + Now we are using that same reliance on our core strengths to weather a different kind of storm – a severe economic downturn that may surpass anything seen in our lifetimes. You know the story. Credit markets seized up, real estate prices fell, unemployment rose and consumers slowed their spending.

These global factors affect everyone and every company, and APS will continue to confront them. We have seen customer growth slow from three-to-four percent during the previous decade to just over one percent last year. Our real estate subsidiary, SunCor, has struggled amid declining real estate prices and tight credit markets.

But just as we were prepared for the worst thunderstorm in three decades, we are also solidly positioned to weather this economic storm.

When economic growth eventually returns to the U.S., Arizona's economy will likely grow at a rate exceeding the nation as a whole. Accordingly, we will prepare for the 21st century


230
199
98
1988
1998
2008

APS Retail Customers Served Per Employee

economy by prudently investing in new technology and infrastructure to power resurgent growth. In keeping with our company's traditions, we will maintain a competitive edge in energy efficiency, employee productivity and financial stability.

OUR STRONG FOUNDATION + When we say this is a well-run company, it is not marketing hype. By nearly any standard, we have made great strides in our operating performance. In 2008, we set a new company record for electric reliability, made more progress toward returning the Palo Verde Nuclear Generating Station to excellence and established new performance records for our fossil power stations. The Four Corners Power Plant, with an 86 percent capacity factor, and the Cholla Power Plant with 87 percent, both rank in the upper reaches of the top 25 percent of coal-fired power stations nationally.

During last summer's peak demand periods, all three units at Palo Verde – the nation's largest power producer – generated clean, inexpensive, uninterrupted power for 100 continuous days. For 2008, the plant achieved an overall capacity factor of 84 percent. Our Palo Verde team will accept nothing less than a full return to the top ranks of nuclear performance.

Our commitment to technology leads the industry in many areas including the accelerated installation of smart meters, an award-winning consumer Web site, and powerful new tools for analyzing, predicting and responding to equipment problems. Last year, we won our industry's most coveted honor, the Edison Electric Institute's Edison Award, for developing state-of-the-art predictive tools that have the potential to virtually eliminate catastrophic failure of large transformers.

Technology in the hands of our skilled and motivated employees drives productivity. As a result of the effective use of technology and our employees' outstanding work ethic, we have doubled our customer base over the last 20 years, while reducing our number of employees by 10 percent. We have established new company records for reliability and increased customer satisfaction. Yet we have increased our residential prices only 11 percent since 1995, a mere one-fourth the rate of inflation.

In early 2008, we identified warning signs of the impending economic downturn and took appropriate measures to prepare for it. As a result, in 2008 APS eliminated about 300 employee positions and cut operating budgets by $14 million. As the economic downturn became increasingly severe, we deferred more than $700 million of capital expenditure projects over the next several years, trimmed $50 million from our 2009 operating budget and are continuing workforce reductions of an additional 250 positions. We are confident we can continue to control expenses and improve cash flow consistent with our cost management culture.

Although our stock price declined 24 percent last year, the utility average declined 28 percent and the broader market 38 percent. In addition, our stock paid a dividend with an average yield over 6 percent for the last year.

In 2008, we produced nearly six times more electricity from renewable resources than we did in 2006. That is just the beginning. In February of 2008, we announced plans for the Solana Generating Station, the world's largest solar power plant. When completed in 2012, this 280-megawatt concentrating solar facility will allow APS to provide more solar electricity per customer than any other major utility nationwide. We believe we are making sustained progress toward establishing Arizona as the Solar Capital of the World.

OUR RESOURCE PLAN + Building on our leadership in renewable energy, we have developed a comprehensive Resource Plan that envisions producing nearly half our customers' new energy needs through 2025 with solar and other renewable energy sources. We are also working to help our customers improve the energy efficiency of their homes and businesses.

This Resource Plan, prepared with a broad range of public input gathered from more than 120 meetings with more than 1,300 community leaders, constitutes a major step forward into Arizona's energy future. Paying for major generating facilities like Solana will require broad public support, regulatory commitment and a strong financial position.

OUR REGULATORY PROGRESS + In the last few years, we have worked with our regulators to fashion a new regulatory environment. This environment has produced two base rate increases (including our first since 1991), a mechanism for

In keeping with our company's traditions, we will maintain a competitive edge in energy efficiency, employee productivity and financial stability.

recovering fuel costs, a process for approving new generation and a method for recovering renewable and energy efficiency investments. For the first time in more than a decade, we also received approval from federal regulators to increase transmission rates, and the Arizona Corporation Commission (ACC) approved recovery of those prices from retail customers.

In March of 2008, we filed a general rate case with the ACC. The request directly addresses the issue of earnings attrition and suggests several means to mitigate its effects. APS is also seeking higher levels of spending on energy efficiency and new pricing options that would allow customers to better manage their energy bills. That rate case is still pending before the ACC, and we anticipate a decision sometime in late 2009.

In December of last year, the ACC granted APS an interim rate increase of $65 million, subject to refund if a decision in our general rate case results in a lower increase. We believe the Commission's approval of this interim increase is a positive step that should help prevent the credit rating agencies from downgrading our debt ratings.

OUR PAST, OUR FUTURE + As we prepare for the return of economic and customer growth in Arizona, our priorities are to provide outstanding customer service, reasonable prices for customers and fair returns for investors. We can accomplish

STRATEGIC OBJECTIVES

+ PROVIDE ARIZONA ELECTRICITY CUSTOMERS WITH OUTSTANDING SERVICE AND RELIABLE ENERGY AT FAIR PRICES.

+ FOCUS ON SUPERIOR LONG-TERM TOTAL RETURNS FOR SHAREHOLDERS.

+ IMPLEMENT BUSINESS PRACTICES THAT SUPPORT A STRONG ECONOMY, A HEALTHY ENVIRONMENT AND PROSPEROUS COMMUNITIES FOR ARIZONA.

+ ACTIVELY MANAGE OUR COSTS AND BUSINESS RISKS.

+ WORK WITH REGULATORS TO ACHIEVE POSITIVE REGULATORY OUTCOMES THAT BENEFIT BOTH CUSTOMERS AND SHAREHOLDERS.

+ MAXIMIZE THE LONG-TERM VALUE OF OUR ASSETS.

+ CAPTURE GROWTH OPPORTUNITIES IN OUR ELECTRICITY MARKETS.

+ INCREASE OUR RESOURCE PORTFOLIO CONSISTENT WITH OUR NATIVE LOAD, ENVIRONMENTAL FACTORS, CASH FLOW AND MARKET CONDITIONS.

these priorities only if we have access to the capital markets on favorable terms. To further enhance our liquidity, we issued $500 million of long-term debt in February of 2009.

Especially during times of turmoil in the financial markets, it is essential that APS maintain its ability to access capital investment – for conventional wires, new "smart" electric distribution technology and large-scale generating stations. Anything less could present a great risk to our company, our customers and our state's future economy.

Looking ahead, we know there will be more storms to weather, more challenges to meet and more opportunities to capture. You can be assured, our stellar team will continue to approach each day with the vision, work ethic and integrity you have come to expect from Pinnacle West.



WILLIAM J. POST
Chairman & CEO, Pinnacle West



DONALD E. BRANDT
President & COO, Pinnacle West

A NOTE FROM BILL POST

AFTER 38 YEARS OF SERVICE AND 13 YEARS AS CHIEF EXECUTIVE OFFICER, I AM RETIRING FROM THIS GREAT COMPANY. I AM GRATEFUL FOR THE OPPORTUNITY YOU, OUR COMPANY'S OWNERS, HAVE GIVEN ME TO WORK WITH THE MOST OUTSTANDING GROUP OF EMPLOYEES IN OUR INDUSTRY. DURING MY TENURE AS CEO, WE HAVE NAVIGATED THE MOST TURBULENT REGULATORY CHALLENGES IN OUR INDUSTRY'S HISTORY, ADDED 50 PERCENT MORE CUSTOMERS AND 2,200 MEGAWATTS OF NEW GENERATING CAPACITY, ACHIEVED GREATLY IMPROVED GENERATING PERFORMANCE, KEPT OUR PRICE INCREASES SUBSTANTIALLY BELOW INFLATION AND ATTAINED OUR HIGHEST LEVELS OF CUSTOMER SATISFACTION AND RELIABILITY.

THIS APRIL, I WILL TURN OVER THE KEYS TO OUR COMPANY TO NEW CHAIRMAN AND CEO DON BRANDT. AS YOUR COMPANY'S PRESIDENT, DON HAS PROVEN HIS ABILITY TO ACT DECISIVELY AND COURAGEOUSLY ON BEHALF OF INVESTORS, EMPLOYEES, CUSTOMERS AND OUR ARIZONA COMMUNITIES. I HAVE THE UTMOST CONFIDENCE DON WILL CONTINUE TO BUILD UPON OUR SUCCESSES WHILE BRINGING HIS OWN SKILLS AND INCISIVE JUDGMENT TO BEAR FOR THE BENEFIT OF OUR COMPANY.

Electric Outages per APS Customer


1.42
1.06
0.94
OUTAGES
2000
2004
2008

Electricity Savings from APS Energy Efficiency Programs


254,700
27,000
34,000
MEGAWATT-HOURS OF ELECTRICITY
1998
2003
2008

APS Renewable Energy Capacity


1,267
157
0.3
MEGAWATTS OF ENERGY CAPACITY
1998
2008
2018
PROJECTED

EFFICIENT EMPLOYEES

Powered by ingenuity and hard work.

At Pinnacle West, efficiency begins with our employees. In order to serve one of the fastest-growing regions of the country, our people have combined an unrivaled work ethic with state-of-the-art technology and improved processes. The result has been improved customer satisfaction and new standards of performance.

STEPPING UP WHEN LINES WENT DOWN 08/28/08 + When massive storms hit the Valley of the Sun just before Labor Day weekend, extreme winds snapped trees, damaged homes and knocked down 150 power poles, leaving 80,000 APS customers without electricity. Fortunately, when the lines went down, APS employees stepped up. Thanks to their hard work and dedication, electricity was restored to nearly all affected homes within 48 hours.

Just as we were prepared for the worst thunderstorm in three decades, we're solidly positioned to weather this economic storm.

EFFICIENCY IN ACTION

+ OVER THE LAST DECADE, APS ADDED

300,000
CUSTOMERS.

HOWEVER, THROUGH ADDED EFFICIENCY THE COMPANY'S WORKFORCE NUMBERS HAVE REMAINED STABLE.

+ APS RANKED

SECOND

AMONG ALL INVESTOR-OWNED ELECTRIC UTILITIES IN THE WEST IN THE 2008 J.D. POWER AND ASSOCIATES RESIDENTIAL CUSTOMER SATISFACTION SURVEY.

+ IN 2008, APS' OCOTILLO AND YUCCA POWER PLANTS CELEBRATED

26 & 24
YEARS

RESPECTIVELY WITHOUT A LOST-TIME ACCIDENT.

+ IN APRIL 2008, APS EARNED THE

2008
BUSINESS ETHICS AWARD

FROM THE ARIZONA BETTER BUSINESS BUREAU. THE COMPANY WAS LAUDED FOR ITS ETHICAL APPROACH TO BUSINESS AND COMMUNITY.



EFFICIENCY IN ACTION

+ FOR THE SECOND CONSECUTIVE YEAR, APS SET A NEW RECORD FOR ELECTRIC RELIABILITY. IN 2008, THE AVERAGE APS CUSTOMER EXPERIENCED LESS THAN ONE DISTRIBUTION OUTAGE. THIS IS A

51%
IMPROVEMENT
SINCE 2000.

+ IN 2008, APS' COAL-POWERED PLANTS ACHIEVED A COMBINED CAPACITY FACTOR OF

86%
OUTPACING THE INDUSTRY AVERAGE OF 75 PERCENT.*

+ EMPLOYEES AT THE PALO VERDE NUCLEAR GENERATING STATION CONTINUED THEIR HARD WORK TO RESTORE THE PLANT TO ITS POSITION AS ONE OF THE TOP OPERATING POWER PLANTS NATIONWIDE. DURING ARIZONA'S SUMMER PEAK ENERGY SEASON, ALL THREE UNITS AT PALO VERDE OPERATED SIMULTANEOUSLY FOR

100
CONTINUOUS DAYS.

+ FOR THE

FIFTH
CONSECUTIVE YEAR
OUR COMPANY WAS NAMED TO CORPORATE KNIGHTS' GLOBAL 100 – A LIST OF THE WORLD'S MOST SUSTAINABLE CORPORATIONS.

*Note: Industry coal capacity factor reflects 2007 data. Industry numbers for 2008 were not available at press time.

EFFICIENT OPERATIONS

Setting new standards of excellence.

APS and its employees have been serving Arizona for more than 123 years. We know the environment, we know the communities and we know the challenges of powering this growing state. Despite the demands, our charge is clear: provide our customers safe, reliable and increasingly efficient energy at an affordable price.

EFFICIENCY BY THE TON 01/19/08 + At 5:22 in the morning, Unit 3 at the Palo Verde Nuclear Generating Station completed its synchronization to the electric grid after a 100-plus day refueling outage. This refueling outage was especially notable because the plant officially completed the replacement of the final two of six new steam generators. Along with other efficiency improvements, the new steam generators, which weigh in at 800 tons each, help increase the plant's capacity by 210 megawatts.

The Four Corners Power Plant, with an 86 percent capacity factor, and the Cholla Power Plant with 87 percent, both rank in the upper reaches of the top 25 percent of coal-fired power stations nationally.





EFFICIENT ENERGY

Getting more out of every megawatt.

In order to meet Arizona's growing electricity demand, we're making every megawatt accomplish more. This includes investing more than $26 million each year in award-winning efficiency programs and providing discounts on energy-efficient equipment and products to ensure our customers are using energy wisely.

A SOLAR-POWERED PARTNERSHIP 09/04/08 + Last fall, a partnership of APS, the City of Phoenix and the NBA's Phoenix Suns made a powerful announcement. They shared the news that the Suns' home at the U.S. Airways Center would soon be partially powered by solar panels installed on the Center's parking garage. The new system will provide enough clean, renewable energy to power the equivalent of 26 Suns home games. The photovoltaic panels will also allow the Suns and APS to eliminate the generation of more than 440,000 pounds of carbon dioxide (CO_2) each year – the equivalent CO_2 absorbing power of 46 acres of pine trees.

EFFICIENCY IN ACTION

+ THROUGH MARCH OF 2009, MORE THAN

7 MILLION

ULTRA-EFFICIENT CFL BULBS

HAD BEEN SOLD THROUGH AN APS DISCOUNT PROGRAM. THE BULBS WILL SAVE AN ESTIMATED 2.1 BILLION KILOWATT-HOURS OF ENERGY DURING THEIR LIFETIMES.

+ OUR CUSTOMERS CAN NOW LEND A HAND IN CREATING A CLEANER ENERGY FUTURE THROUGH APS' GREEN CHOICE RATE. GREEN CHOICE ALLOWS CUSTOMERS TO PAY A PREMIUM AND CHOOSE HOW MUCH – UP TO

100%

– OF THEIR POWER COMES FROM RENEWABLE ENERGY SOURCES.

+ OUR CONSUMER WEB SITE – APS.COM – RECENTLY RANKED

SIXTH

OUT OF 111 UTILITY SITES

IN A NATIONAL SURVEY AND CONTINUES TO PROVIDE CUSTOMERS WITH SUPERIOR CONVENIENCE AND INTERACTIVITY.

+ FOR THE

THIRD

CONSECUTIVE YEAR,

APS EARNED AN ENERGY STAR PARTNER OF THE YEAR AWARD FROM THE U.S. ENVIRONMENTAL PROTECTION AGENCY AND THE FEDERAL DEPARTMENT OF ENERGY. THE COMPANY WAS HONORED FOR ITS ENERGY STAR HOMES PROGRAM WHICH EDUCATES AND ENCOURAGES NEW HOME-BUILDERS TO USE ENERGY EFFICIENT MATERIALS AND PRODUCTS.

In 2008, we produced nearly six times more electricity from renewable resources than we did in 2006.

EFFICIENCY IN ACTION

+ AS OF MARCH 2009, APS HAD REPLACED MORE THAN

150,000

CUSTOMER ELECTRIC METERS

WITH NEW "SMART" METER TECHNOLOGY. THE SMART METERS WILL DRAMATICALLY ENHANCE THE ABILITIES OF OUR CUSTOMERS TO MANAGE AND CUSTOMIZE THEIR ENERGY USE.

+ IN 2008, APS ANNOUNCED THE SOLANA GENERATING STATION WHICH, WHEN COMPLETED IN

2012,

WILL BE THE LARGEST SOLAR POWER PLANT IN THE WORLD. USING CONCENTRATING SOLAR TECHNOLOGY, SOLANA WILL BE ABLE TO PROVIDE POWER EVEN AFTER THE SUN SETS.

+ OUR COMPANY'S ENVIRONMENTAL LEADERSHIP ISN'T LIMITED TO SOLANA. IN 2008, APS ALSO ADDED WIND AND BIOMASS CAPACITY TO OUR GROWING RENEWABLE ENERGY PORTFOLIO. BY

2025

APS EXPECTS TO GENERATE MORE THAN 15 PERCENT OF ITS POWER FROM RENEWABLE SOURCES.

+ AFTER GATHERING THE INPUT OF MORE THAN

1,300

COMMUNITY LEADERS

APS COMPLETED A RESOURCE PLAN TO ADDRESS ARIZONA'S SHORT- AND LONG-TERM ENERGY NEEDS. AMONG THE RECOMMENDATIONS ARE PLANS FOR INCREASED RENEWABLE ENERGY AND IMPROVED ENERGY EFFICIENCY FOR CUSTOMERS. THE FULL RESOURCE PLAN CAN BE VIEWED AT WWW.THEPOWEROFEFFICIENCY.COM.



EFFICIENT FUTURE

Investing in a better tomorrow.

By 2025, APS is expected to add another 600,000 customers – a 55 percent increase. We're preparing to meet this added demand by investing in new infrastructure and technologies to ensure our customers' energy future is cleaner, more efficient, more responsive and more reliable.

PIONEERING TECHNOLOGY FOR A SAFER INDUSTRY 06/16/08 + For the second time in the company's history, APS earned the electric industry's highest honor, the Edison Electric Institute's Edison Award. The award recognized APS' innovation in developing the landmark Transformer Oil Analysis and Notification (TOAN) system, which monitors major transformers in near real time and allows the company to take necessary preventative actions. The net result of this system is that catastrophic transformer fires may one day be a thing of the past for the electric utility industry, increasing work safety and saving millions of dollars.

Pinnacle West Highlights

(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	2008	2007	2006
STOCK SUMMARY			
Stock price per share—year-end	**$ 32.13**	$ 42.41	$ 50.69
Market capitalization—year-end	**$ 3,243**	$ 4,263	$ 5,067
Common shares outstanding—year-end	**100.9**	100.5	100.0
PER SHARE HIGHLIGHTS (DILUTED)			
Earnings per share—continuing operations	**$ 2.12**	$ 2.96	$ 3.16
Earnings per share—net income	**$ 2.40**	$ 3.05	$ 3.27
Indicated annual dividend—year-end	**$ 2.10**	$ 2.10	$ 2.10
Book value—year-end	**$ 34.16**	$ 35.15	$ 34.48
CAPITAL EXPENDITURES	**$ 904**	$ 1,064	$ 870
OPERATING STATISTICS			
Retail electric sales (GWH)	**28,793**	29,171	27,970
Total electric sales (GWH)	**35,383**	41,998	48,411
Average retail revenue (per kWh)	**10.06¢**	9.51¢	8.97¢
Generating capacity owned—year-end (MW)	**6,274**	6,158	6,158
Generation output (GWH)	**28,034**	27,839	27,548
System peak load (MW)	**7,026**	7,128	7,220
Electric customers—year-end	**1,111,544**	1,101,491	1,075,269
Employees—year-end	**7,500**	7,600	7,400

Stock Performance Comparison

(VALUE OF $100 INVESTED AS OF DECEMBER 31, 2003 WITH DIVIDENDS REINVESTED)


$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
● **Pinnacle West**	**100**	**116**	**113**	**145**	**127**	**103**
○ S&P 500 INDEX	100	111	116	135	142	90
○ EEI ELECTRIC INDEX	100	123	143	172	201	149

Condensed Consolidated Financial Statements

(DOLLARS IN MILLIONS)

	2008	2007	2006
YEAR ENDED DECEMBER 31,			
CONDENSED CONSOLIDATED STATEMENTS OF INCOME			
Operating revenues	$ 3,367	$ 3,317	$ 3,208
Fuel and purchased power	(1,330)	(1,241)	(1,066)
Other operating expenses	(1,560)	(1,461)	(1,525)
Operating income	477	615	617
Net other income (expense)	(1)	20	31
Interest expense	(197)	(185)	(176)
Income taxes	(65)	(151)	(156)
Income from continuing operations	214	299	316
Income from discontinued operations—net of tax	28	8	11
Net income	$ 242	$ 307	$ 327
DECEMBER 31,			
CONDENSED CONSOLIDATED BALANCE SHEETS			
ASSETS			
Current assets	$ 882	$ 907	$ 936
Investments and other assets	910	1,079	1,049
Property, plant and equipment—net	8,917	8,436	7,882
Deferred debits	911	740	951
Total assets	$ 11,620	$ 11,162	$ 10,818
LIABILITIES AND COMMON STOCK EQUITY			
Current liabilities, excluding current maturities of long-term debt	$ 1,328	$ 1,180	$ 922
Long-term debt	3,209	3,291	3,234
Deferred credits and other	3,637	3,159	3,216
Total common stock equity	3,446	3,532	3,446
Total liabilities and common stock equity	$ 11,620	$ 11,162	$ 10,818
YEAR ENDED DECEMBER 31,			
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS			
Cash and cash equivalents at beginning of year	$ 56	$ 87	$ 154
Net cash flow provided by operating activities	814	658	394
Net cash flow used for investing activities	(815)	(873)	(569)
Net cash flow provided by financing activities	50	184	108
Cash and cash equivalents at end of year	$ 105	$ 56	$ 87

COMPLETE AUDITED CONSOLIDATED FINANCIAL STATEMENTS CAN BE FOUND IN OUR ANNUAL REPORT ON FORM 10-K ONLINE AT PINNACLEWEST.COM.

Board of Directors


01.
02.
03.
04.
05.
06.
07.
08.
09.
10.
11.
12.
13.

01
SUSAN CLARK-JOHNSON
(62) 2008†
President, Gannett Newspaper Division, Gannett Co., Inc.
Committees: Corporate Governance; Finance, Nuclear & Operating; Human Resources

02
W. DOUGLAS PARKER
(47) 2007
Chairman & Chief Executive Officer, U.S. Airways
Committees: Audit; Corporate Governance; Finance, Nuclear & Operating

03
PAMELA GRANT
(70) 1980
Civic Leader
Committees: Audit; Corporate Governance; Human Resources

04
BRUCE J. NORDSTROM
(59) 1997
President & Certified Public Accountant, Nordstrom & Associates, P.C.
Committees: Audit, Chairman; Corporate Governance; Finance, Nuclear & Operating

05
MICHAEL L. GALLAGHER
(64) 1997
Chairman Emeritus, Gallagher & Kennedy, P.A.
Committees: Finance, Nuclear & Operating, Chairman; Corporate Governance

06
WILLIAM J. POST
(58) 1994
Chairman of the Board & Chief Executive Officer*
Committee: Finance, Nuclear & Operating

07
DONALD E. BRANDT
(54) 2009
President & Chief Operating Officer**
Committee: Finance, Nuclear & Operating

08
EDDIE BASHA
(71) 1999
Chairman of the Board, Bashas'
Committees: Audit; Corporate Governance; Human Resources

09
WILLIAM L. STEWART
(65) 1998
Committees: Finance, Nuclear & Operating; Corporate Governance

10
HUMBERTO S. LOPEZ
(63) 1995
President, HSL Properties, Inc.
Committees: Audit; Corporate Governance; Human Resources

11
THE REV. BILL JAMIESON
(65) 1991
President, Micah Institute, Asheville, North Carolina
Committees: Audit; Corporate Governance; Human Resources

12
KATHRYN L. MUNRO
(60) 1999
Principal, Bridgewest L.L.C.
Committees: Audit; Corporate Governance, Chairman; Finance, Nuclear & Operating

13
ROY A. HERBERGER, JR.
(66) 1992
President Emeritus, Thunderbird School of Global Management
Committees: Corporate Governance; Finance, Nuclear & Operating; Human Resources, Chairman

†The year in which the individual first joined the Board of a Pinnacle West company.

*Mr. Post announced he will retire as Chairman of the Board and Chief Executive Officer effective April 30, 2009. He will remain as a member of the Board of Directors.

**Mr. Brandt assumes the duties of Chairman of the Board and Chief Executive Officer effective April 30, 2009.

Officers

PINNACLE WEST

WILLIAM J. POST
(58) 1973†
Chairman of the Board &
Chief Executive Officer*

DONALD E. BRANDT
(54) 2002
President &
Chief Operating Officer**

JAMES R. HATFIELD
(51) 2008
Senior Vice President &
Chief Financial Officer

NANCY C. LOFTIN
(55) 1985
Senior Vice President,
General Counsel & Secretary

ROBERT S. AIKEN
(52) 1986
Vice President, Federal Affairs

CHRIS N. FROGGATT
(51) 1986
Vice President & Treasurer

BARBARA M. GOMEZ
(54) 1978
Vice President, Controller &
Chief Accounting Officer

MARTIN L. SHULTZ
(64) 1979
Vice President,
Government Affairs

ARIZONA PUBLIC SERVICE

WILLIAM J. POST
Chairman of the Board

DONALD E. BRANDT
Chief Executive Officer

DONALD G. ROBINSON
(55) 1978
President & Chief
Operating Officer

RANDALL K. EDINGTON
(55) 2007
Executive Vice President
& Chief Nuclear Officer

STEVEN M. WHEELER
(60) 2001
Executive Vice President,
Customer Service & Regulation

JOHN R. DENMAN
(66) 1964
Senior Vice President,
Fossil Operations***

JAMES R. HATFIELD
Senior Vice President &
Chief Financial Officer

NANCY C. LOFTIN
Senior Vice President,
General Counsel & Secretary

MARK A. SCHIAVONI
(53) 2009
Senior Vice President,
Fossil Operations

ROBERT S. BEMENT
(53) 2007
Vice President,
Operations, PVNGS

DENNIS L. BROWN
(58) 1973
Vice President &
Chief Information Officer

DENISE R. DANNER
(53) 2009
Vice President & Controller

EDWARD Z. FOX
(55) 1995
Vice President &
Chief Sustainability Officer

DANIEL T. FROETSCHER
(47) 1980
Vice President,
Energy Delivery

CHRIS N. FROGGATT
Vice President & Treasurer

JEFFREY B. GULDNER
(43) 2004
Vice President,
Rates & Regulation

DAVID A. HANSEN
(49) 1980
Vice President, Power
Marketing & Trading

JOHN H. HESSER
(53) 1978
Vice President,
Engineering, PVNGS

WARREN C. KOTZMANN
(59) 1989
Vice President, Strategic
Initiatives & Risk

TAMMY D. MCLEOD
(47) 1995
Vice President &
Chief Customer Officer

DWIGHT C. MIMS
(59) 2007
Vice President,
Regulatory Affairs & Plant
Improvement, PVNGS

LORI S. SUNDBERG
(45) 2007
Vice President,
Human Resources

SUNCOR DEVELOPMENT

DONALD E. BRANDT
Chairman of the Board

STEVEN A. BETTS
(50) 2005
President &
Chief Executive Officer

APS ENERGY SERVICES

JAMES R. LODGE
(48) 1982
President

EL DORADO INVESTMENT

DONALD E. BRANDT
Chairman of the Board,
President &
Chief Executive Officer

†The year in which the individual was first employed within the Pinnacle West group of companies.

*Mr. Post will retire as Chairman of the Board and Chief Executive Officer of Pinnacle West, and Chairman of the Board of APS, effective April 30, 2009.

**Effective April 30, 2009, Mr. Brandt will assume the roles of Pinnacle West Chairman of the Board, President and Chief Executive Officer as well as Chairman of the Board and Chief Executive Officer of APS.

***Mr. Denman announced he will retire effective December 31, 2009.

Shareholder Information

STOCK LISTING
Ticker symbol: PNW on
New York Stock Exchange

CORPORATE HEADQUARTERS
400 North 5th Street
Phoenix, Arizona 85004
Mailing address:
P.O. Box 53999
Phoenix, AZ 85072-3999
Main telephone number:
(602) 250-1000

CORPORATE WEB SITE
pinnaclewest.com

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
(800) 457-2983
bnymellon.com/shareowner/isd

SHAREHOLDER ADMINISTRATIVE INFORMATION
Company contact:
Jacqueline Patterson
(602) 250-5511
Jacqueline.patterson@pinnaclewest.com

ANNUAL MEETING OF SHAREHOLDERS
Wed, May 20, 2009 at 10:30 a.m. (MST)
Herberger Theater
222 E. Monroe St.
Phoenix, AZ 85004

INVESTORS ADVANTAGE PLAN AND SHAREHOLDER ACCOUNT INFORMATION
Pinnacle West offers a direct stock purchase plan. Any interested investor may purchase Pinnacle West common stock through the Investors Advantage Plan. Features of the Plan include a variety of options for reinvesting dividends, direct deposit of cash dividends, automatic monthly investment, certificate safekeeping and more. An Investors Advantage Plan prospectus and enrollment materials may be obtained by calling BNY Mellon Shareowner Services at (800) 457-2983, at the Bank's Web site—bnymellon.com/shareowner/isd or by writing to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

FORM 10-K
Pinnacle West's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available on our Web site or by writing to the Office of the Secretary.

STATISTICAL REPORT
A detailed Statistical Report for Financial Analysis for 2003 to 2008 is available on our Web site.

CORPORATE RESPONSIBILITY REPORT
The Pinnacle West Corporate Responsibility Report is available on our Web site.

INVESTOR RELATIONS CONTACTS
Rebecca L. Hickman, Director
(602) 250-5668
Lisa Malagon, Manager
(602) 250-5671

ASSOCIATION FOR INVESTORS
The Arizona Investment Council represents the interests of investors in Arizona utilities. If interested, send your name and address to:
Arizona Investment Council
2100 N. Central Ave. #210
Phoenix, AZ 85004
(602) 257-9200
arizonaic.org



PINNACLE WEST
CAPITAL CORPORATION

LAW DEPARTMENT

SEC Mail Processing
Section

APR - 8 2009

Washington, DC
110

Diane Wood
Senior Attorney
Direct: (602) 250-3544

April 7, 2009

VIA OVERNIGHT DELIVERY

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attn: Annual Report Filing

Re: Annual Report Materials for Pinnacle West Capital Corporation

Ladies and Gentlemen:

Enclosed are eight (8) copies of 2008 Pinnacle West Capital Corporation Annual Report for filing with the Securities and Exchange Commission.

Please acknowledge receipt of the enclosures on the attached copy of this letter. Enclosed is a self-addressed, postage-paid envelope for your convenience.

Sincerely,

Diane Wood

DW/bd
Enclosures

APS • APS Energy Services • SunCor • El Dorado

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, MS8695, Phoenix, AZ 85004
Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3393, E-mail: Diane.Wood@pinnaclewest.com

PINNACLE WEST
CAPITAL CORPORATION

ON JUNE 12, 2008, IN ACCORDANCE WITH SECTION 303A.12 OF THE NEW YORK STOCK EXCHANGE'S LISTED COMPANY MANUAL, OUR CHIEF EXECUTIVE OFFICER CERTIFIED TO THE NEW YORK STOCK EXCHANGE THAT HE WAS NOT AWARE OF ANY VIOLATION BY PINNACLE WEST CAPITAL CORPORATION OF NYSE CORPORATE GOVERNANCE LISTING STANDARDS AS OF SUCH DATE. IN ADDITION, ON FEBRUARY 20, 2009, OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER EACH FILED A CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT (REGARDING THE QUALITY OF PINNACLE WEST'S PUBLIC DISCLOSURE) AS EXHIBITS TO OUR ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR 2008.